

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-Mail
Mr. Mark S. Robinow
Chief Financial Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

> **Re:** **Kona Grill, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 11, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2011**
> **File No. 001-34082**

Dear Mr. Robinow:

We have reviewed your response letter dated October 24, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Elements of Executive Compensation, page 13

1. We note your response to our prior comment seven and reissue in part. Please confirm that in future filings you will include the complete matrix for each company-wide performance measure, including the maximum and minimum targets and the corresponding factors. In your response, please provide us with your proposed revised disclosure based on the 2010 fiscal year.

Mr. Mark S. Robinow
Kona Grill, Inc.
October 31, 2011
Page 2

      You may contact Sonia Bednarowski at (202) 551-3666 or Justin Dobbie at (202) 551-3469 with any questions regarding this comment.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief